June 11, 2019

Heath R. Fear
Chief Financial Officer
Kite Realty Group Trust
Kite Realty Group, L.P.
30 S. Meridian Street, Suite 1100
Indianapolis, IN 46204

       Re: Kite Realty Group Trust
           Kite Realty Group, L.P.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 27, 2019
           File No. 001-32268 and 333-202666-01

Dear Mr. Fear:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities